FOR IMMEDIATE RELEASE

CONTACT:	James F. Walsh (609) 452-8900 www.interpool.com

INTERPOOL, INC. RECEIVES PROPOSAL FROM CHIEF EXECUTIVE
OFFICER SUPPORTED BY OTHER INVESTORS
TO ACQUIRE ALL OF INTERPOOL’S OUTSTANDING COMMON
STOCK

$24.00 CASH PER SHARE PROPOSED FOR
ALL OF INTERPOOL’S PUBLIC SHARES

PRINCETON, NJ, January 16, 2007 – Interpool, Inc. (NYSE: IPX) today announced that its Board of Directors has received a letter from Martin Tuchman, the Company’s Chief Executive Officer and Chairman, supported by other significant Interpool stockholders and an investment fund affiliated with Fortis Merchant Banking, a division of Fortis (Euronext Amsterdam: FORA / Brussels: FORB), an international financial services provider engaged in banking and insurance. The investor group proposes an acquisition of all of the outstanding common stock of the Company (other than a portion of the shares held by the proposing stockholders) for $24.00 per share in cash. A copy of the text of the proposal letter is set forth below in this press release.

Mr. Tuchman and the other stockholders supporting his letter to Interpool’s Board, together with their families and investment affiliates, presently beneficially own a total of approximately 18.5 million shares of the Company’s 29.3 million shares of common stock currently outstanding. The 10.8 million balance of the Company’s shares currently outstanding is owned by public stockholders not affiliated with the stockholders supporting the proposal letter.

The proposal letter contemplates that Mr. Tuchman and the other stockholders supporting the proposal would reinvest approximately 6.2 million of their currently held shares in the proposed transaction and sell the balance of their holdings (approximately 12.3 million shares) at the same $24.00 per share price in cash as the Company’s non-affiliated public stockholders would receive for their 10.8 million shares currently outstanding. In the aggregate, Mr. Tuchman and the stockholders supporting the proposal would receive approximately $295 million for the 12.3 million shares they would sell and the Company’s non-affiliated public stockholders would receive approximately $259 million for their 10.8 million shares, all at the same $24.00 per share price.

The Company noted that in December 2006, at the Company’s request, an affiliate of Fortis Merchant Banking provided commitment letters to the Company for up to $1.8 billion of debt financing, which could be used for various purposes, including a sale transaction of the type contemplated by the proposal letter or to refinance any or all of Interpool’s outstanding indebtedness. The proposal letter states that the debt financing for the proposed transaction would utilize the financing contemplated by these commitment letters. Affiliates of Fortis Merchant Banking have been major secured lenders to Interpool since 2004.

The Company’s Board of Directors has formed a Special Committee of independent directors to review and evaluate the proposal, consistent with its fiduciary duties. The Special Committee has engaged independent legal counsel and independent financial advisors to assist it with its work. The Board of Directors cautions the Company’s stockholders and others considering trading in its securities that the Board of Directors only received the proposal on January 16, 2007 and that no decisions have been made by the Special Committee or the Board of Directors with respect to the Company’s response to the proposal. The Special Committee, working with its advisors, intends to proceed in a timely and orderly manner to evaluate the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed, or that this or any other transaction will be approved or consummated.

The Company and its employees remain focused on the Company’s customers and business as usual, delivering superior service to customers and creating value for the Company’s stockholders.

Interpool is one of the world’s leading suppliers of equipment and services to the transportation industry. The company is the world’s largest lessor of intermodal container chassis and a world leading lessor of cargo containers used in international trade.

Note: This press release and other press releases and information can be viewed at Interpool’s website at www.interpool.com

This press release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in Interpool’s SEC filings. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

[TEXT OF PROPOSAL LETTER FOLLOWS]

January 16, 2007

The Board of Directors
Interpool, Inc.
211 College Road East
Princeton, N.J. 08540

Gentlemen:

I am pleased to convey a proposal for the acquisition of all of the outstanding common stock of Interpool, Inc. (the “Company”), other than a portion of the shares held by me and certain other shareholders supporting this proposal, for a purchase price of $24.00 per share, in cash. The proposal I am outlining in this letter has the support of an investment fund affiliated with Fortis Merchant Banking, a division of Fortis, as well as myself and other significant stockholders who have authorized me to submit this letter (such other stockholders, the “Supporting Stockholders”).

The Supporting Stockholders and I, together with our families and investment affiliates, presently beneficially own a total of approximately 18.5 million shares of the Company’s 29.3 million shares of common stock currently outstanding. The 10.8 million balance of the Company’s shares currently outstanding are owned by non-affiliated public stockholders. The proposed transaction contemplates that the Supporting Stockholders and I would reinvest approximately 6.2 million of our currently held shares, and sell the balance of our holdings (approximately 12.3 million shares) at the same per share price in cash ($24.00 per share) as the current non-affiliated public stockholders would receive for their 10.8 million shares currently outstanding. In the aggregate, the Supporting Stockholders and I would thus receive approximately $295 million for the 12.3 million shares we would sell, and the Company’s nonaffiliated public stockholders would receive approximately $259 million for their 10.8 million shares, all at the same $24.00 per share price.

In addition to making the above-referenced equity investment, I would continue to serve as Chairman and CEO of the Company following the proposed transaction. I also expect that the Company’s key senior management team would remain in place, and further anticipate maintaining the Company’s valuable employee base, which is one of its most important assets.

The transaction would be financed through a combination of equity from Fortis and the equity investments described above by myself and the Supporting Stockholders, plus debt financing of the Company pursuant to commitment letters previously issued by an affiliate of Fortis Merchant Banking for up to $1.8 billion in debt financing.

I understand that you have established a special committee of independent directors authorized to retain independent financial and legal advisors (the “Special Committee”) to consider this proposal. The other participants and I are prepared to move very quickly to finalize the definitive transaction and related documents.

The various participants in this proposal believe that we offer a high degree of closing certainty and that we are well positioned to negotiate and complete the transaction in an expedited manner. None of us anticipates that any regulatory approvals will be impediments to closing.

Of course, no binding obligation on the part of myself, the Supporting Stockholders, Fortis, or the Company shall arise with respect to the proposal or any transaction unless or until a definitive merger agreement, satisfactory to all parties and recommended by the Special Committee and approved by the Board of Directors, is executed and delivered.

Everyone involved in this proposal looks forward to working with the Special Committee and its legal and financial advisors to complete a transaction that is attractive to the Company’s public stockholders. Should you have any questions, please contact us.

Sincerely,

Martin Tuchman